DAVIS LLP | LEGAL ADVISORS SINCE 1892



FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 67952-00001

August 3, 2010

Securities and Exchange Commission
100F Street, NE
Washington, D.C. USA 20549

SUPPL

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Assistant

Encs.

Date: July 31, 2010

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	July 22, 2010
	(ii)	BC	July 22, 2010
	(iii)	Newfoundland	July 22, 2010
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	July 21, 2010 July 22, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A

(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	July 21, 2010 July 22, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 32,942,181

NR10-14 **July 21, 2010**

Paragon and GFE Capital complete drilling at Winterhill VMS project

Paragon Minerals Corporation (PGR: TSX-V; "Paragon") reports that exploration partner GFE Capital Corp. (GFC: TSX-V; "GFE Capital") has completed a 300-metre diamond drillhole on the Winterhill VMS Project in south-central Newfoundland, Canada.

Drillhole WH10-19 successfully tested the centre of a 700-metre long, priority airborne EM conductor and coincident ground EM conductor located below a small lake on the property. Drilling intersected a thick, strongly altered sequence of felsic volcanic rocks which contained intervals of well-bedded to banded semi-massive to massive pyrite mineralization measuring 3.8 metres (128.9-132.7 metres), 2.0 metres (183.3-185.3 metres) and 1.85 metres (199.45-201.3 metres) in thickness. Anomalous zinc is associated with the pyrite mineralization. The host altered felsic volcanic rocks are overlain by unaltered "hangingwall" mafic volcanic rocks.

"The drilling has confirmed that the 700-metre long conductive trend is due to VMS-style massive sulphide mineralization in bedrock below the lake" said Michael Vande Guchte, President & CEO of Paragon. "The presence of intense hydrothermally altered felsic volcanic rocks containing bedded massive sulphides, coupled with the sparsely tested nature of the conductor, is encouraging for aggressive follow-up exploration in this VMS mineralizing system".

The Winterhill massive sulphide mineralization is hosted within Neoproterozoic-aged volcanic rocks similar to those of the Arabian-Nubian Shield which host numerous large tonnage and high-grade VMS deposits. The property covers a 3.5-kilometre long zone of altered felsic volcanic and calcareous sedimentary rocks that host a number of base metal prospects including Winterhill, Winterhill East and Winterhill West. Previous drilling by Noranda at these prospects (18 holes, 3,872 metres) intersected massive sulphide mineralization with assays of **1.41% copper over 6.0 metres and 10.1% zinc over 4.0 metres.**

Under terms of the Winterhill option agreement, GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four year period ($100,000 firm in first year) and making cash payments of $60,000 to Paragon. Paragon is the operator during the option earn-in period.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon is exploring an exceptional portfolio of gold and base metal properties through company-funded and partner-funded exploration. For more information on Paragon and its properties, please visit the company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Assaying for this program was carried out on split BQTW

core by Eastern Analytical of Springdale, NL with check assays, ICP and XRF analyses performed by ALS Chemex of North Vancouver, BC. Industry certified standards and blanks were also inserted into the sample stream as part of QA/QC.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information contact Michael Vande Guchte, President & CEO at (604) 629-2353
Paragon Minerals Corporation Suite 1500–701 West Georgia Street, Vancouver B.C. Canada V7Y 1C6

Exemption No.: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **NR10-15** **July 22, 2010**
Shares Issued: 32,942,181

Paragon and Golden Dory Extend Mosquito Hill Gold Mineralization

- Mineralized porphyry grading 0.78 g/t gold intersected over 68 metres -

Paragon Minerals Corporation (PGR:TSX-V;"Paragon") and exploration partner, Golden Dory Resources Corp. (TSX.V-GDR; "Golden Dory") are pleased to report the remaining assays results from the 14 hole, 3,016-metre drill program on the Huxter Lane Gold Project in central Newfoundland, Canada. The drill program successfully extended the Mosquito Hill gold mineralization by 150 metres up-dip and 250 metres down-dip of the existing NI 43-101 compliant gold resource.

The Mosquito Hill Deposit is a large, near surface, outcropping, bulk tonnage gold target that has now been tested by 60 broad-spaced drillholes. The deposit has a NI 43-101 compliant resource which includes **an indicated resource of 4.47 million tonnes averaging 0.526 g/t Au for 75,600 ounces gold and inferred resource of 32.9 million tonnes averaging 0.461 g/t Au for 488,800 ounces gold** (see Paragon news release dated March 4, 2010). Over 90% of the resource estimate occurs at depths shallower than 200 metres below surface. The mineralized zone remains open for expansion along strike and down dip.

"We are very pleased with the continued expansion of the gold mineralization at the Mosquito Hill Deposit" stated Michael Vande Guchte, President & CEO of Paragon. "The sixty drillholes completed to date have outlined a significant, near surface gold-bearing zone that remains open for further expansion". A revised NI 43-101-compliant resource calculation is being prepared by Golden Dory.

Assay highlights of the 2010 spring-summer drill program include:

Drillhole Number	Azimuth (degrees)	Dip (degrees)	Hole Length (m)	From (m)	To (m)	Core Length (m)	Gold (g/t)
HX10-47	340	-55	181.50	**77.00**	**145.00**	**68.00**	**0.78**
including				**78.00**	**108.00**	**30.00**	**1.02**
including				83.00	87.00	4.00	2.18
HX10-48	340	-45	214.50	**97.41**	**128.00**	**30.59**	**0.64**
including				121.87	128.00	6.13	1.16
HX10-49	340	-45	192.10	**92.00**	**124.00**	**32.00**	**0.54**
including				118.00	124.00	6.00	1.03
HX10-50	070	-45	276.00	68.58	80.00	11.42	0.56
including				75.32	80.00	4.68	1.02
				91.00	**201.00**	**110.00**	**0.50**
including				**91.00**	**101.00**	**10.00**	**1.52**
and				**120.00**	**130.87**	**10.87**	**1.13**
HX10-51	340	-45	111.30	34.75	42.47	7.72	1.16
including				39.00	42.00	3.00	2.54
HX10-52	074	-45	208.20	**72.50**	**155.00**	**82.50**	**0.56**
including				**102.00**	**148.00**	**46.00**	**0.70**
and				**102.00**	**120.00**	**18.00**	**1.01**
HX10-53	070	-45	228.70	54.30	65.20	10.90	0.60
				149.10	**209.70**	**60.60**	**0.74**
including				**165.50**	**191.35**	**25.85**	**1.05**

Drillhole Number	Azimuth (degrees)	Dip (degrees)		From (m)	To (m)		
HX10-54	070	-45	119.50	47.95	69.25	21.30	0.36
including				47.95	55.60	7.65	0.51
HX10-55	070	-45	285.10	**212.00**	**274.00**	**62.00**	**0.70**
including				**218.00**	**242.00**	**24.00**	**1.00**
HX10-56	070	-45	86.90	42.00	46.13	4.13	0.66
HX10-57	070	-45	81.70	no significant assays			
HX10-58	250	-45	346.00	**210.00**	**325.04**	**115.04**	**0.46**
including				210.00	220.45	10.45	1.18
and				294.13	320.04	25.91	0.64
including				303.18	311.09	7.91	1.10
HX10-59	265	-70	341.50	261.88	271.04	9.16	1.18
HX10-60	250	-70	343.00	256.94	261.80	4.86	0.63
including				259.69	261.80	2.11	1.44

**Drillholes HX10-47 to HX10-53 reported previously in news release dated June 23, 2010*

The Huxter Lane project is under option to Golden Dory, whereby Golden Dory can earn a 70% interest in the project by funding a bankable feasibility study. Golden Dory is the project operator. The Huxter Lane project has excellent road access and is located near existing infrastructure including power and skilled labour.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base-metal exploration in eastern Canada. Paragon is exploring an exceptional portfolio of gold and base metal properties through both company-funded and partner-funded exploration. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery near a producing copper-zinc mine in central Newfoundland. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com.

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Qualified Person *– David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Assaying for this program was carried out by Accurassay Laboratories of Thunder Bay, Ontario. NQ drill core was sawn in half and placed in sealed bags and then delivered by Golden Dory personnel to the Accurassay prep facility in Gambo, Newfoundland. The core was assayed by Fire Assay methods with AA finish. Industry certified standards and blanks were also inserted into the sample stream as part of QA/QC. Reported core widths are interpreted to represent at least 80% of true width.*

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements*

are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Exemption No.: 82-35102



Industry Canada Industrie Canada

Corporations Canada Corporations Canada

Form 22

Annual Return

Form 22

(Section 263 of the Canada Business Corporations Act (CBCA))

Corporations must file an Annual Return (Form 22) along with the prescribed fee. The Annual Return needs to be filed within 60 days following the corporation's anniversary date. The anniversary darte is the date your corporation was created or the date your corporation first came under the jurisdiction of the CBCA.

INSTRUCTIONS

4 Indicate the date of the last annual meeting or the date of the written resolution in lieu of a meeting, signed by all the shareholders entitled to vote. The resolution must deal with at least the following :

- consideration of the financial statements;
- consideration of the auditor's report (if any);
- appointment of the auditor (shareholders of a non-distributing corporation may resolve not to appoint an auditor); and
- election of directors (if applicable)

5 A non-distributing corporation is a **private** corporation that is not a reporting issuer under any provincial securities legislation. A distributing corporation is a **public** corporation that is a reporting issuer under provincial securities legislation.

6 **Declaration**

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

General

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the Privacy Act. However, public disclosure pursuant to section 266 of the CBCA is permitted under the Privacy Act.

If you require more information, please consult the Forms, Policies, Fees and Legislation section of our Website at www.corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556 or by email at corporationscanada@ic.gc.ca.

Prescribed Fees

- Corporations Canada Online Filing Centre: $20
- By mail or fax: $40

File documents online:

Corporations Canada Online Filing Centre: http://corporationscanada.ic.gc.ca

or send documents by mail:

Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:

(613) 941-0999



1 Corporation name

Paragon Minerals Corporation

2 Corporation number

435868-6

3 Year of filing

Y
2010

4 Date of last annual meeting of shareholders or date of written resolution in lieu of meeting

Y	M	D
10	03	30

5 Which of the following boxes meets your situation (check only one item)? Please refer to the instructions for definitions

☐ Non distributing corporation with 50 or fewer shareholders

☐ Non distributing corporation with more than 50 shareholders

☑ Distributing corporation

IMPORTANT REMINDER

Change of registered office address?
Complete and file a Change of Registered Office Address (Form 3).

Change of directors or change of address of a current director?
Complete and file a Changes Regarding Directors (Form 6).

These changes can be done electronically, free of charge, via Corporations Canada Online Filing Centre at: **http://corporationscanada.ic.gc.ca**

6 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

SIGNATURE

William J. Vance George 604.629.2353

PRINT NAME TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).


BRITISH
COLUMBIA
The Best Place on Earth

Ministry of Finance
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL COMPANY

FORM 35
BUSINESS CORPORATIONS ACT
Section 380

Filed Date and Time: **July 21, 2010 03:22 PM Pacific Time**

\NNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

AGON MINERALS CORPORATION
2�0 PARK PLACE, 666 BURRARD ST
VANCOUVER BC V6C 2Z7
CANADA

REGISTRATION NUMBER IN BC
A0068555

REGISTRATION DATE IN BC
July 21, 2006

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF REGISTRATION IN BC)
July 21, 2010

·OREIGN JURISDICTION INFORMATION

:XTRAPROVINCIAL COMPANY'S CURRENT IURISDICTION:

·EDERAL

DATE OF INCORPORATION, CONTINUATION, AMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

July 04, 2006

DENTIFYING NUMBER IN EXTRAPROVINCIAL :OMPANY'S CURRENT JURISDICTION:

I35868-6



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 35

EXTRAPROVINCIAL COMPANY

Section 380 *Business Corporations Act*

Telephone: 250 356 – 8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A. REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY

A0068555

B. NAME OF EXTRAPROVINCIAL COMPANY

PARAGON MINERALS CORPORATION

C. REGISTRATION DATE IN BC	**D. DATE OF ANNUAL REPORT**
2006 / 07 / 21	2010 / 07 / 21

E. FOREIGN JURISDICTION INFORMATION

Extraprovincial company's current jurisdiction: Federal

Extraprovincial company's date of incorporation, continuation, amalgamation or organization in current jurisdiction: 2006 / 07 / 04

Extraprovincial company's identifying number in current jurisdiction: 435868-6

F. COMPANY CHANGES

A extraprovincial company must file with the registrar a notice of any change to the information shown in the corporate register.

If there has been any change to the following:

- the extraprovincial company's jurisdiction, either by way of continuation, amalgamation or similar process;
- the identifying number or name of the extraprovincial company; or
- the mailing or delivery address of the head office or any attorney;

please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these changes.

G. CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED YYYY / MM / DD
Michael J. Vande Guchte	X [signature]	2010 / 07 / 20

Exemption No.: 82-35102


Newfoundland
Labrador

Department of Government Services
Commercial Registrations Division
Registry of Companies

THE CORPORATIONS ACT
FORM 28
ANNUAL RETURN – EXTRA-PROVINCIAL COMPANY (Section 408)
NOTE: A FEE OF **$200** IS REQUIRED
(Please make cheque payable to the **Newfoundland Exchequer Account**)

Return of PARAGON MINERALS CORPORATION for the period
(name of company)
Ending July 31, 2010. REGISTRATION NO. 54360

(a) The authorized share capital of the Company consists of:
UNLIMITED NUMBER OF COMMON SHARES WITHOUT PAR VALUE

(b) The names and addresses of the persons who at the date of the return are the directors of the Company (use additional sheet if required):
PLEASE SEE ATTACHED SCHEDULE "A"

(c) The full address of the registered office outside of Newfoundland and Labrador is:
2800 PARK PLACE, 666 BURRARD STREET, VANCOUVER, BC V6C 2Z7

(d) The full address of the **chief place of business (if different than registered office)** outside Newfoundland and Labrador is
SUITE 1500 - 701 WEST GEORGIA STREET, VANCOUVER, BC V7Y 1C6

(e) The full address of the registered office in Newfoundland and Labrador is
SUITE 900, ATLANTIC PLACE, 215 WATER STREET, ST. JOHN'S, NL A1C 6C9

(f) The name and address of the Attorney for Service is GARY PEDDLE OF BENSON MYLES, SUITE 900, ATLANTIC PLACE, 215 WATER STREET, ST. JOHN'S, NL A1C 6J9

Signed and presented for filing by MICHAEL J. VANDE GUCHTE
Name (Please Print) - Director (or Secretary or other officer)



Date: July 20/2010

Signature - Director (or Secretary or other officer)

SCHEDULE "A"

(b) The names and addresses of the persons who at the date of the return are the directors of the Company

Name of Director	**Address**
Michael Vande Guchte	Suite 1500 - 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6
David W. Adamson	Suite 1540 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
James Garfield MacVeigh	Suite 1500 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
Gordon J. Soneff	291 Darlington Crescent, Edmonton, Alberta T6M 2R9